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Top Skills

Financial Reporting

Auditing

Accounting

Certifications

Certified Public Accountant

Honors-Awards

Eagle Scout

Andy Skrobko, CPA
Seasoned Finance and Accounting Pro
Atlanta Metropolitan Area

Experience

Inman Solar Incorporated
Interim CFO
February 2023 - Present (4 months)

Applied Technical Services, LLC
Director of FP&A
September 2021 - February 2023 (1 year 6 months)

The Home Depot
6 years

Finance Manager, FP&A
April 2020 - September 2021 (1 year 6 months)

Accounting Manager, Gross Margin
November 2017 - April 2020 (2 years 6 months)

Accounting Manager, Subsidiaries
June 2016 - November 2017 (1 year 6 months)

Accounting Supervisor
October 2015 - June 2016 (9 months)

Cordant Health Solutions
Senior Accountant
2013 - 2015 (2 years)
Denver, Colorado

Deloitte
Audit Senior
2012 - 2013 (1 year)
Denver, CO

KPMG
Audit Senior
2011 - 2012 (1 year)

Denver, CO

Builders FirstSource/Probuild
Sr. Financial Reporting, Planning & Analysis
2009 - 2011 (2 years)
Denver, CO

McGladrey
Audit Associate
2006 - 2008 (2 years)
Orlando, Florida Area

Education

Florida State University
BS, Accounting · (2001 - 2005)